Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

	As of December 31, 2021
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 32,214,387
Accounts receivable	3,418,384
Intercompany receivable from Parent and Subsidiaries	715,744
Prepaid expenses	116,388
Right of use asset	291,273
Total current assets	36,756,176
GOODWILL	69,298,399
DEFERRED INCOME TAX ASSET	1,141,140
RIGHT OF USE ASSET	1,269,959
OTHER INTANGIBLE ASSETS, net	48,698,801
TOTAL ASSETS	$ 157,164,475
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 11,673,780
Operating lease liability	291,273
Intercompany payable to Parent and Subsidiaries	7,221,065
Total current liabilities	19,186,118
OPERATING LEASE LIABILITY	1,345,521
CONTINGENT EARNOUT CONSIDERATION PAYABLE	4,038,644
OTHER LIABILITIES, net	50,833
TOTAL LIABILITIES	24,621,115
SHAREHOLDER'S EQUITY:	
Additional paid-in capital	118,632,950
Accumulated income	13,910,410
TOTAL SHAREHOLDER'S EQUITY	132,543,360
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 157,164,475

The accompanying notes are an integral part of these financial statements.